January 3, 2005

Ms. Kim Browning

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: The Calvert Fund

File numbers 2-76510 and 811-3416

Dear Ms. Browning:

This Form AW, Amendment Withdrawal Request, is submitted per Rule 477 of the Securities Act of 1933 to withdraw the filings (see below for the respective accession numbers and form types) made under Rule 485(a) for the creation of Class I shares of the Calvert Long Duration Income Fund.

The filings I am withdrawing are as follows:

Filing and Form Type Accession Number
485A filed on 4/5/04, accession number	0000701039-04-000008
485A filed on 4/21/04, accession number	0000701039-04-000009

As always, should you have any questions, please contact me at 301-951-4858.

Very truly yours,

/s/ Ivy Wafford Duke

Ivy Wafford Duke

Associate General Counsel